EXHIBIT 99.4
AGRIUM INC.
RECONCILIATION WITH UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES
FOR THE YEARS ENDED
DECEMBER 31, 2009, 2008 AND 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Agrium Inc.
On February 25, 2010, we reported on the consolidated balance sheets of Agrium Inc. (the “Company”) as at December 31, 2009 and 2008 and the consolidated statements of operations, cash flows, and comprehensive income and shareholders’ equity for each of the years in the three-year period ended December 31, 2009 which are included in the Annual Report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation with United States Generally Accepted Accounting Principles for the years ended December 31, 2009, 2008 and 2007” also included in the Form 40-F. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.
In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
Signed “KPMG LLP”
Chartered Accountants
Calgary, Canada
February 25, 2010

AGRIUM INC.
Reconciliation with United States Generally Accepted Accounting Principles
For the Years Ended December 31, 2009, 2008 and 2007
(millions of U.S. dollars, except per share amounts)
Agrium Inc. (the “Company”) follows generally accepted accounting principles in Canada (Canadian GAAP), which differs in certain material respects from accounting principles applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (U.S. GAAP). The following information should be read in conjunction with the Company’s 2009 audited consolidated financial statements prepared in accordance with Canadian GAAP.

	For the year ended December 31,
Reconciliation of net earnings under Canadian GAAP to U.S. GAAP	2009	2008	2007

Net earnings, Canadian GAAP	366	1,322	441
Stock-based compensation (a)	(7)	(6)	(4)
Inventories and purchase commitments (b)	104	(104)	—
Acquisition-related costs (c)	(45)	—	—
Stripping costs (d)	(16)	1	(6)
Other (e)	(6)	(15)	(12)
Income tax effect of the above adjustments	(25)	46	7

Net earnings attributable to common shareholders, U.S. GAAP	371	1,244	426
Net earnings attributable to non-controlling interests	(1)	(30)	(3)

Net earnings, U.S. GAAP	370	1,214	423

Earnings per common share, U.S. GAAP
Basic	2.36	7.89	3.17
Diluted	2.36	7.84	3.14

	For the year ended December 31,
Comprehensive income under U.S. GAAP	2009	2008	2007

Net earnings attributable to common shareholders, U.S. GAAP	371	1,244	426
Cash flow hedges, net of tax	(4)	(14)	19
Foreign currency translation	94	(234)	49
Funded status of defined benefit plans, net of tax (f)	12	(7)	17
Other	29	(4)	—

Comprehensive income, U.S. GAAP	502	985	511

	As at December 31,
Cumulative effect of adjustments from Canadian GAAP to U. S. GAAP on shareholders’ equity	2009	2008

Shareholders’ equity, Canadian GAAP	4,592	4,110
Stock-based compensation (a)	(17)	(10)
Inventories and purchase commitments (b)	—	(104)
Acquisition-related costs (c)	(45)	—
Stripping costs (d)	(20)	(5)
Funded status of defined benefit plans (f)	(44)	(62)
Cumulative translation adjustment — employee future benefits	(4)	2
Other	(46)	(43)
Income tax effect of the above adjustments	48	82

Equity attributable to common shareholders, U.S. GAAP	4,464	3,970
Non-controlling interests	11	242

Shareholders’ equity, U.S. GAAP	4,475	4,212

	For the year ended December 31,
Reconciliation of statement of cash flows from Canadian GAAP to U.S. GAAP	2009	2008	2007

Cash flows provided by operating activities, Canadian GAAP	1,404	1,044	494
Acquisition-related costs	(45)	—	—
Stripping costs	(16)	1	(6)
Other	(9)	(29)	(6)

Cash flows provided by operating activities, U.S. GAAP	1,334	1,016	482

Cash flows used in investing activities, Canadian GAAP	(513)	(3,375)	(561)
Acquisition-related costs	45	—	—
Stripping costs	16	(1)	6
Other	9	29	6

Cash flows used in investing activities, U.S. GAAP	(443)	(3,347)	(549)

Cash flows provided by financing activities, Canadian and U.S. GAAP	(315)	1,196	1,467

Net increase (decrease) in cash and cash equivalents during the year	576	(1,135)	1,400
Cash and cash equivalents, beginning of year	374	1,509	109
Deconsolidation of EAgrium subsidiary	(17)	—	—

Cash and cash equivalents, end of year	933	374	1,509

Description of significant differences:
a)	U.S. GAAP requires measurement at fair value of stock-based compensation plans classified as liabilities. Such liabilities under Canadian GAAP are measured at intrinsic value. The Company estimates the fair value of liabilities for employee stock-based compensation plan awards using a trinomial option pricing model for awards with a service condition, and a Monte Carlo simulation model for awards with service and market conditions.

Assumptions used to calculate fair value of stock options	2009	2008	2007

Risk-free interest rate (%)	3.8	2.2	3.6
Expected volatility (%)	43.04	41.13	29.62
Dividend rate (%)	0.18	0.32	0.15
Expected term at grant date (in years)	10	10	10
Suboptimal exercise factor	2.0	2.0	2.0
b)	U.S. GAAP requires inventories to be carried at the lower of cost and market. Market is defined as current replacement cost, subject to a minimum of net realizable value less a normal profit margin, and a maximum of net realizable value. Under Canadian GAAP the amount of an inventory write-down may differ from U.S. GAAP because Canadian GAAP requires inventories to be carried at the lower of cost and net realizable value without consideration of minimum or maximum values. The components of the difference between U.S. GAAP and Canadian GAAP on the statement of operations are shown below:

	2009	2008	2007

Write-downs	(8)	(104)	—
Reversals due to sale of previously written down inventory	112	—	—

	104	(104)	—

U.S. GAAP inventory reserves at December 31, 2009 were $19-million (December 31, 2008 — $320-million, December 31, 2007 — nil).

c)	Acquisition-related costs are excluded from the purchase price in a business combination and are expensed as incurred under U.S. GAAP, effective January 1, 2009. Under Canadian GAAP, such amounts are included in the purchase price.

d)	U.S. GAAP requires recognition of stripping costs directly as a component of the cost of inventory produced each period. Under Canadian GAAP, the Company capitalizes and amortizes stripping costs.

e)	Other adjustments necessary to conform to U.S. GAAP were as follows:

	Statement of Operations
	For the year ended December 31,
	2009	2008	2007

Elimination under U.S. GAAP for profit on inventory not sold by equity accounted affiliate	3	(3)	(6)
Adjustment to accumulated balance of U.S. GAAP inventory adjustments at January 1, 2008	—	18	—
Start-up costs capitalized under Canadian GAAP and expensed under U.S. GAAP	—	6	(6)
Interest costs expensed under Canadian GAAP required to be capitalized under U.S. GAAP	(9)	1	—
Deferred development costs capitalized under Canadian GAAP and expensed under U.S. GAAP	—	(37)	—

	(6)	(15)	(12)

f)	U.S. GAAP requires recognition of the funded status of pension and other post-retirement defined benefit plans on the consolidated balance sheets, with changes in that funded status recorded as a component of other comprehensive income (“OCI”) in the period they occur. Canadian GAAP does not require similar treatment.
g)	Joint ventures — Under U.S. GAAP, interests in a joint venture where the venturer does not control the joint venture are to be accounted for using the equity method. Under Canadian GAAP, such joint ventures are proportionately consolidated when joint control exists. As permitted by specific exemptions provided by the SEC, adjustments to reflect the application of equity accounting have not been made. Application of the equity method would not result in differences to shareholders’ equity or net earnings.
h)	U.S. GAAP uses a more-likely-than-not threshold to determine recognition of uncertain tax positions. Canadian GAAP does not have a similar standard. U.S. GAAP also provides guidance that differs from Canadian requirements for classification, interest and penalties, and disclosure.
i)	U.S. GAAP requires disclosure on the face of the balance sheet of outstanding common shares issued and outstanding. The Company has unlimited authorized common share capital.
j)	Reclassifications of certain items recorded under Canadian GAAP would be required under U.S. GAAP. The resulting presentation differences outlined below do not affect U.S. GAAP net earnings.
i.	Stock-based compensation expense — During the year, the Company included in other expenses stock-based compensation (recovery) expense of $80-million (2008 — $(19)-million; 2007 — $118-million).

	For the year ended December 31,
Allocation of expenses under U.S. GAAP	2009	2008	2007

Stock-based compensation expense
Cost of product	5	(1)	8
Selling	3	(1)	4
General and administrative	72	(17)	106

Total stock-based compensation expense	80	(19)	118

Curtailment gain
Cost of product	—	—	9
Selling	—	—	1

Total curtailment gain	—	—	10

ii.	Financing costs — The Company recorded $10-million (2008 — $12-million) as at December 31, 2009 in unamortized costs relating to financing as a reduction to long-term debt under Canadian GAAP. Under U.S. GAAP, such costs are presented as non-current assets.

iii.	Depreciation and amortization — Prior to January 1, 2008, Canadian GAAP allowed fixed overhead costs associated with production activities to be expensed during the period, whereas U.S. GAAP requires an allocation of fixed production overhead to inventory. On January 1, 2008, the Company prospectively adopted CICA Handbook Section 3031 which harmonizes Canadian GAAP and U.S. GAAP in accounting for depreciation in inventory. On adoption, and in accordance with the transitional provisions of CICA 3031, the Company recorded depreciation related to assets employed directly in production to inventory. Depreciation included in inventory at December 31, 2009 was: Canadian GAAP: $16-million (2008 — $12-million); U.S. GAAP $16-million (2008 — $12-million). Depreciation included in cost of product sold was: Canadian GAAP: $118-million (2008 — $108-million; 2007 — nil); U.S. GAAP $118-million (2008 — $108-million; 2007 — $116-million).

iv.	Income and other taxes payable — As at December 31, 2009, income and other taxes payable in the amount of $396-million (2008 — $86-million; 2007 — nil) are included within accounts payable and accrued liabilities under Canadian GAAP. Under U.S. GAAP, these liabilities are presented as a separate line item within the current liabilities section of the balance sheet.
k)	Our accounting policy regarding planned major maintenance, which is consistent under Canadian GAAP and U.S. GAAP, is disclosed for U.S. GAAP purposes as follows:
Planned major maintenance includes replacement or overhaul of equipment and items such as compressors, turbines, pumps, motors, valves, piping and other parts, internal assessment of production equipment, replacement of aged catalysts, new installation or recalibration of measurement and control devices and other costs. Such expenditures are capitalized if they extend the useful life or increase the output or efficiency of equipment compared to pre-turnaround optimal working condition-levels of efficiency and output. Expenditures that do not extend the useful life or increase the output or efficiency of equipment such as routine maintenance and expenditures to maintain production equipment in proper working condition are expensed as incurred. The nature of deferred turnaround expenditures are consistent in all periods presented. Turnarounds are charged to cost of product sold on a straight line basis over the period until the next turnaround, generally one to four years. Capitalization of planned major maintenance, as opposed to expensing the cost when incurred, results in deferring recognition of plant turnaround expenditures and results in the classification of the related cash outflows as investing activities in the Company’s statement of cash flows, whereas others that expense similar costs as incurred classify the cash outflows as operating cash flows.
1. ACCOUNTING PRONOUNCEMENTS
Recently Adopted Accounting Pronouncements
Unless otherwise indicated, the Company adopted the following pronouncements on January 1, 2009 and adoption did not have a material impact on net earnings, financial position or cash flows. Recently adopted pronouncements include:
FASB Accounting Standards Codification — effective beginning with the Company’s interim period ended September 30, 2009, the FASB Accounting Standards Codification is the single source of authoritative U.S. accounting and reporting standards (except for rules and interpretive releases of the SEC).
Business Combinations — changing the way assets and liabilities are recognized in purchase price allocations and requiring acquisition-related costs to be expensed as incurred. As a result of the application of this standard, the Company began to expense acquisition costs in 2009. Future impacts will depend on the nature of acquisitions.
Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies — addressing application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.
Non-controlling Interests in Consolidated Financial Statements — changing the accounting and reporting for minority interests. These amendments apply prospectively, except for presentation and disclosure requirements, which apply retrospectively. The Company has reclassified noncontrolling interest on the balance sheet from liabilities to shareholders’ equity.
Disclosures about Derivative Instruments and Hedging Activities — the Company provided additional disclosures about the objectives of derivative instruments and hedging activities, the method of accounting for such instruments, and tabular disclosure of the effects of such instruments and related hedged items on financial position, financial performance, and cash flows.
Fair Value Measurements — defining fair value, establishing a framework for measuring fair value, expanding disclosures about fair value measurements, and providing guidance on how to measure fair value by providing a fair value hierarchy to classify the source of fair value information. On January 1, 2008 the Company adopted this standard for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements. On January 1, 2009, the Company adopted it for all other nonfinancial assets and nonfinancial liabilities.
Subsequent Events — providing a general standard for accounting for disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted this standard beginning with its interim period ended June 30, 2009.

Determination of the Useful Life of Intangible Assets — amending the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset.
Interim Disclosures about Fair Value of Financial Instruments — beginning with its June 30, 2009 interim period, the Company provided additional disclosures about the fair value of financial instruments.
Recognition and Presentation of Other-than-Temporary Impairments — amending the other-than-temporary impairment guidance in U.S. GAAP, effective for interim and annual reporting periods beginning with the Company’s interim period ended June 30, 2009.
Equity Method Investment Accounting Considerations — clarifying the accounting for the initial measurement, impairment and changes in ownership interests for equity method investments.
Accounting for Defensive Intangible Assets — clarifying the accounting for intangible assets acquired in a business combination or an asset acquisition that an entity does not intend to actively use but does intend to prevent others from using.
Employers’ Disclosures about Postretirement Benefit Plan Assets — the Company provided enhanced disclosures about plan assets of its defined benefit pension and postretirement benefit plans at December 31, 2009.
Recent Accounting Pronouncements Not Yet Adopted
Unless otherwise indicated, the following pronouncements are effective on January 1, 2010 and the Company does not expect that adoption will have a material impact on net earnings, financial position or cash flows.
Consolidations: Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities — amending the requirements for determining whether an enterprise has a controlling financial interest in a variable interest entity and requiring enhanced disclosures about an enterprise’s involvement in a variable interest entity.
Accounting for Transfers of Financial Assets — amending various provisions for accounting for transfers and servicing of financial assets and extinguishments of liabilities.
Measuring Liabilities at Fair Value — amending the fair value measurement of liabilities.
Revenue Recognition: Multiple Deliverable Revenue Arrangements — addressing how to separate deliverables in multiple deliverable revenue arrangements and how to measure and allocate arrangement consideration to one or more units of accounting. The amendments become effective for the Company on January 1, 2011.
2. INCOME TAXES
At December 31, 2009, the Company had approximately $105-million (2008 — $97-million) of unrecognized tax benefits that, if recognized, would favourably affect the Company’s effective tax rate in future periods. The Company’s practice is to recognize interest and penalties related to income tax uncertainties in income tax expense. Included in the above amount of unrecognized tax benefits at December 31, 2009 is interest of $50-million ($40-million at December 31, 2008). Under U.S. GAAP, unrecognized tax benefits would be classified as long-term liabilities as opposed to future income tax liabilities.

Unrecognized tax benefits	2009	2008

Opening balance	97	77
Additions based on tax positions related to the current year	3	12
Additions for tax positions of prior years	10	9
Reductions for tax positions of prior years	—	(1)
Expiry of statute of limitations	(5)	—

Closing balance	105	97

The Company and its subsidiaries are subject to federal, regional and local taxation in Canada, U.S., Argentina and in other jurisdictions in which the Company operates. The Company has substantially concluded Canadian income tax matters to taxation year 2000, U.S. income tax matters to taxation year 2004 and Argentine income tax matters to taxation year 2001.

3. PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

	Years Ending
	December 31,
Defined benefit pension and post-retirement benefit plan amounts recognized in OCI	2009	2008

Net actuarial gains (losses)	11	(9)
Current year prior service cost	(1)	—
Amortization of unrecognized net actuarial losses	2	2

Total of amounts recognized in OCI	12	(7)

	As at December 31,
Amounts in AOCI not yet recognized as components of net periodic benefit cost	2009	2008	2007

Net actuarial loss	(29)	(41)	(34)
Net prior service credit	—	1	1

Total unrecognized amounts reported in AOCI	(29)	(40)	(33)

The expected amortization of net actuarial loss and prior service cost in 2010 for the Company’s defined benefit pension and other post-retirement benefit plans is $3-million and nil, respectively. The Company does not expect that plan assets will be returned to the employer in 2010.
The accumulated benefit obligation at December 31, 2009 is $189-million (December 31, 2008 — $160-million).
4. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Foreign		Pension and	Available-
	currency		other post-	for-sale
Accumulated other comprehensive income —	translation	Fair value of	retirement	financial
U.S. GAAP	adjustment	derivatives	benefit plans	instruments	Total

AOCI, December 31, 2007, Canadian GAAP	64	20	—	—	84
Change in funded status, defined benefit plan	(6)	—	(33)	—	(39)

AOCI, December 31, 2007, U.S. GAAP	58	20	(33)	—	45

AOCI, December 31, 2008, Canadian GAAP	(178)	6	—	—	(172)
Change in funded status, defined benefit plan	2	—	(40)	—	(38)

AOCI, December 31, 2008, U.S. GAAP	(176)	6	(40)	—	(210)

AOCI, December 31, 2009, Canadian GAAP	(78)	2	—	29	(47)
Change in funded status, defined benefit plan	(4)	—	(29)	—	(33)

AOCI, December 31, 2009, U.S. GAAP	(82)	2	(29)	29	(80)